Exhibit 21.1

Fox Factory Holding Corp.
List of Subsidiaries as of December 28, 2018

Company Name	State or Other Jurisdiction of Incorporation or Organization	Name under which Business is Conducted

Fox Factory, Inc.	California	Fox Factory, Inc.
ST USA Holding Corp.	Delaware	Sport Truck, USA
FF US Holding Corp.	Delaware	FF US Holding Corp.
FF US Acquisition Corp.	Delaware	Tuscany
FF Indiana Acquisition Corp	Indiana	FF Indiana Acquisition Corp.
FF US Holding LLC	Georgia	FF US Holding LLC
RFE Holding (US) Corp.	Delaware	Race Face / Easton
RFE Holding (Canada) Corp.	British Columbia, Canada	Race Face / Easton
Fox Factory UK Limited	United Kingdom	Fox Factory UK Limited
Fox Factory GmbH	Germany	Fox Factory GmbH
Fox Factory Austria GmbH	Austria	Fox Factory Austria GmbH
Fox Factory Switzerland GmbH	Switzerland	Fox Factory Switzerland GmbH LLC